November 16, 2006

Via U.S. Mail and Facsimile

Alfredo Saenz
Chief Financial Officer
Banco Santander Central Hispano, S.A.
Ciudad Grupo Santander
28660 Boadilla del Monte
Madrid, Spain


RE:		Banco Santander Central Hispano, S.A.
		Form 20-F for the fiscal year ended December 31, 2005 Response letter dated September 25, 2006
		File No. 1-12518

Dear Mr. Saenz:

      We have reviewed your response dated September 25, 2006, and have the following comments. Please be as detailed as necessary in your response. After reviewing this information, we may raise additional comments. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General -

1. We note the representation in your response letter dated
September
25, 2006, that you have correspondent relationships with Iranian banks, including Bank Saderat. Please expand your qualitative materiality analysis to address the fact that the United States Department of the Treasury has recently identified Bank Saderat as facilitating Iran`s transfer of funds to terrorist organizations. Please also discuss any measures you have in place to stem terrorism financing, and their impact on your Iran-related operations.
2. Please address the applicability to your Iran-related operations of Section 5(b) of the Iran and Libya Sanctions Act of 1996 (now the
Iran Sanctions Act of 1996), as revised by the Iran Freedom
Support
Act, enacted on September 30, 2006.

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR.

      Please contact Jack Guggenheim at (202) 551-3523 if you have any questions about the comments or our review. You may also contact me at (202) 551-3470.



								Sincerely,




								Cecilia D. Blye, Chief
								Office of Global Security
Risk



cc: 	Todd Schiffman
		Donald Walker
		Division of Corporation Finance

		Nicholas Kronfeld
		Davis Polk & Wardwell

Alfredo Saenz
Banco Santander Central Hispano, S.A.
November 16, 2006
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-5546

         DIVISION OF
CORPORATION FINANCE